PRESS RELEASE

For Investors: Norah Morgan Director, Investor Relations InvestorRelations@aercap.com; +353 1 810 2010	For Media: Gillian Culhane Head of Corporate Communications and Marketing gculhane@aercap.com; +353 1 636 0945
AerCap Holdings N.V. Reports Record Financial Results
for the Full Year 2025
•Net income of $633 million, or $3.79 per share, for the fourth quarter of 2025 and $3.8 billion, or $21.30 per share, for the full year 2025.
•Adjusted net income of $660 million, or $3.95 per share, for the fourth quarter of 2025 and $2.7 billion, or $15.37 per share, for the full year 2025.
•Quarterly dividend increased to $0.40 per share.
DUBLIN – February 6, 2026 – AerCap Holdings N.V. (NYSE: AER), the industry leader across all areas of aviation leasing, today reported strong financial results for the fourth quarter and full year ended December 31, 2025.
“We are pleased to announce another strong quarter for AerCap, completing a year of record net income and earnings per share. These results reflect a robust performance across all our business lines. During the year we sold $3.9 billion of assets for record gains on sale of $819 million. We reinvested in our core business by purchasing $5.4 billion of assets and added 103 aircraft firm orders and options to our order book, while returning $2.6 billion of capital to our shareholders,” said Aengus Kelly, Chief Executive Officer of AerCap.
“Given our strong results in 2025 and our positive outlook for the future, we announced a new $1 billion share repurchase program in December and today we are announcing an increase in our quarterly dividend to $0.40 per share. As we have always done, in 2026 we will continue to look for opportunities to deploy capital attractively and create long-term value for our shareholders,” Mr. Kelly concluded.
Highlights:
•GAAP and adjusted return on equity of 14% for the fourth quarter of 2025. GAAP return on equity of 21% and adjusted return on equity of 15% for the full year 2025.
•Cash flow from operating activities of $1.2 billion for the fourth quarter of 2025 and $5.4 billion for the full year 2025.
•$1.3 billion of sales in the fourth quarter of 2025 with $253 million of gains on sale, representing an unlevered gain-on-sale margin of 24%, or 1.9x book value on an equity basis. Full-year sales of $3.9 billion with $819 million of gains on sale, representing an unlevered gain-on-sale margin of 27%.
•Insurance and other recoveries of $1.5 billion related to the Ukraine Conflict in 2025, taking total recoveries since 2023 to approximately $3 billion.
•Added 103 aircraft (including options) to order book in 2025.
•Returned $2.6 billion to shareholders during 2025 through the repurchase of 22.1 million shares at an average price of $109.92 per share and the payment of dividends.
•Book value per share of $112.59 as of December 31, 2025, an increase of 19% from December 31, 2024.
•Full-year 2026 adjusted EPS guidance of $12.00 - $13.00, not including any gains on sale.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the Full Year 2025

Revenue and Net Spread

	Three months ended December 31,			Year ended December 31,
	2025	2024	% increase/ (decrease)	2025	2024	% increase/ (decrease)
	(U.S. Dollars in millions)			(U.S. Dollars in millions)
Lease revenue:
Basic lease rents	$1,688	$1,619	4%	$6,679	$6,377	5%
Maintenance rents and other receipts	225	106	112%	690	627	10%
Total lease revenue	1,913	1,725	11%	7,369	7,004	5%
Net gain on sale of assets	253	260	(3%)	819	651	26%
Other income	78	88	(11%)	328	342	(4%)
Total Revenues and other income	$2,244	$2,072	8%	$8,517	$7,997	7%
Basic lease rents were $1,688 million for the fourth quarter of 2025, compared with $1,619 million for the same period in 2024. Basic lease rents for the fourth quarter of 2025 were negatively impacted by $25 million of lease premium amortization.
Maintenance rents and other receipts were $225 million for the fourth quarter of 2025, compared with $106 million for the same period in 2024. Maintenance rents for the fourth quarter of 2025 were negatively impacted by $36 million as a result of maintenance rights assets that were amortized to revenue.
Net gain on sale of assets for the fourth quarter of 2025 was $253 million, relating to 55 assets sold for $1.3 billion, compared with $260 million for the same period in 2024, relating to 40 assets sold for $869 million.

	Three months ended December 31,			Year ended December 31,
	2025	2024	% increase/ (decrease)	2025	2024	% increase/ (decrease)
	(U.S. Dollars in millions)			(U.S. Dollars in millions)

Basic lease rents	$1,688	$1,619	4%	$6,679	$6,377	5%
Adjusted for:
Amortization of lease premium/deficiency	25	30	(14%)	104	127	(18%)
Basic lease rents excluding amortization of lease premium/deficiency	$1,713	$1,648	4%	$6,783	$6,504	4%

Interest expense	474	505	(6%)	1,982	1,991	—
Adjusted for:
Mark-to-market of interest rate derivatives	(1)	(4)	(74%)	(25)	(34)	(26%)
Interest expense excluding mark-to-market of interest rate derivatives	473	500	(5%)	1,956	1,956	—
Adjusted net interest margin (*)	$1,240	$1,148	8%	$4,827	$4,548	6%
Depreciation and amortization	(653)	(657)	(1%)	(2,647)	(2,580)	3%
Adjusted net interest margin, less depreciation and amortization	$587	$491	20%	$2,180	$1,968	11%

Average lease assets (*)	$61,849	$61,552	—	$61,907	$60,845	2%

Annualized net spread (*)	8.0%	7.5%		7.8%	7.5%
Annualized net spread less depreciation and amortization (*)	3.8%	3.2%		3.5%	3.2%

(*) Refer to “Notes Regarding Financial Information Presented in This Press Release” for details relating to these non-GAAP measures and metrics

Interest expense excluding mark-to-market of interest rate derivatives was $473 million for the fourth quarter of 2025, compared with $500 million for the same period in 2024. AerCap’s average cost of debt was 4.1% for the fourth quarter of 2025 and 4.1% for the same period in 2024, in each case excluding debt issuance costs, upfront fees and other impacts.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the Full Year 2025

Recoveries Related to Ukraine Conflict
During the fourth quarter of 2025, we recognized recoveries related to the Ukraine Conflict of $43 million, consisting of insurance settlement proceeds.
Selling, General and Administrative Expenses

	Three months ended December 31,			Year ended December 31,
	2025	2024	% increase/ (decrease)	2025	2024	% increase/ (decrease)
	(U.S. Dollars in millions)			(U.S. Dollars in millions)

Selling, general and administrative expenses (excluding share- based compensation expenses)	$97	$94	4%	$380	$378	1%
Share-based compensation expenses	36	29	22%	166	111	50%
Selling, general and administrative expenses	$133	$123	8%	$546	$489	12%
Other Expenses
Leasing expenses were $380 million for the fourth quarter of 2025, compared with $214 million for the same period in 2024. Leasing expenses for the fourth quarter of 2025 were negatively impacted by $13 million of maintenance rights amortization and were higher than usual due to costs related to the restructuring of Spirit Airlines. Asset impairment charges were $54 million for the fourth quarter of 2025, compared with $17 million recorded for the same period in 2024. Asset impairment charges recorded in the fourth quarter of 2025 related to sales transactions and leasing transactions and were partially offset by related maintenance revenue.
Effective Tax Rate
AerCap’s effective tax rate for the full year 2025 was 13.6%, compared with an effective tax rate of 14.3% for the full year 2024. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income or loss, and certain other discrete items.
Book Value Per Share

	December 31, 2025	December 31, 2024
	(U.S. Dollars in millions, except share and per share data)

Total AerCap Holdings N.V. shareholders' equity	$18,323	$17,185

Ordinary shares outstanding	166,876,547	186,783,225
Unvested restricted stock	(4,135,620)	(5,072,382)
Ordinary shares outstanding (excl. unvested restricted stock)	162,740,927	181,710,843

Book value per ordinary share outstanding (excl. unvested restricted stock)	$112.59	$94.57

Cumulative dividends declared per ordinary share	$1.83	$0.75

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the Full Year 2025

Financial Position

	December 31, 2025	December 31, 2024	% increase/ (decrease) over December 31, 2024
	(U.S. Dollars in millions)

Total cash, cash equivalents and restricted cash	$1,480	$1,402	6%
Total assets	71,672	71,442	—
Debt	43,565	45,295	(4%)
Total liabilities	53,348	54,257	(2%)
Total AerCap Holdings N.V. shareholders' equity	18,323	17,185	7%

Flight Equipment
As of December 31, 2025, AerCap’s portfolio consisted of 3,500 aircraft, engines and helicopters that were owned, managed or on order. The average age of the company’s owned passenger aircraft fleet as of December 31, 2025 was 7.3 years (5.4 years for new technology aircraft, 15.2 years for current technology aircraft) and the average remaining contracted lease term was 7.1 years.
Dividend
In February 2026, AerCap’s Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of March 19, 2026, to shareholders of record of AerCap ordinary shares as of the close of business on February 25, 2026.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the Full Year 2025

Notes Regarding Financial Information Presented in This Press Release
The financial information presented in this press release is not audited.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following are definitions of non-GAAP measures and metrics used in this press release. We believe these measures and metrics may further assist investors in their understanding of our performance. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures and metrics and disclosures by other companies.

Adjusted net income / earnings per share, adjusted return on equity and adjusted earnings per share guidance
Adjusted net income is calculated as net income excluding the after-tax impact of the net recoveries related to the Ukraine Conflict and amortization of maintenance rights and lease premium assets recognized under purchase accounting. Adjusted earnings per share is calculated by dividing adjusted net income by the weighted average of our diluted ordinary shares outstanding. Adjusted return on equity is calculated by dividing adjusted net income by average shareholders’ equity. Given the relative significance of these items during 2025, we have chosen to present this measure in order to assist investors in their understanding of the changes and trends related to our earnings.

	Three months ended December 31, 2025		Year ended December 31, 2025
	Net income	Earnings per share	Net income	Earnings per share
	(U.S. Dollars in millions, except per share data)

Net income / earnings per share	$633	$3.79	$3,751	$21.30

Adjusted for:
Net recoveries related to Ukraine Conflict	(43)	(0.26)	(1,490)	(8.46)
Amortization of maintenance rights and lease premium assets recognized under purchase accounting (*)	74	0.45	262	1.49
Income tax effect of the above adjustments	(5)	(0.03)	184	1.05
Adjusted net income / earnings per share	$660	$3.95	$2,706	$15.37

Average AerCap Holdings N.V. shareholders' equity	$18,236		$17,759

Return on equity	14%		21%

Adjusted return on equity	14%		15%

(*) Includes $25 million adjustment to basic lease rents, $36 million adjustment to maintenance revenues and $13 million adjustment to leasing expenses for the three months ended December 31, 2025, and $104 million adjustment to basic lease rents, $87 million adjustment to maintenance revenues and $71 million adjustment to leasing expenses for the year ended December 31, 2025.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the Full Year 2025

Adjusted earnings per share guidance for full-year 2026 is calculated as projected net income excluding the after-tax impact of the amortization of maintenance rights and lease premium assets recognized under purchase accounting, divided by the weighted average of our projected diluted ordinary shares outstanding.

Projected FY 2026 Net income / Earnings per Share
(U.S. Dollars in billions, except per share data)
Net income	$1.7
Amortization of maintenance rights and lease premium assets recognized under purchase accounting	0.3
Income tax effect of above adjustments	(0.0)
Adjusted net income	$2.0
Adjusted earnings per share	$12.00 - $13.00

Adjusted debt/equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity.
•Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt.
•Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt.

Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

	December 31, 2025	December 31, 2024
	(U.S. Dollars in millions, except debt/equity ratio)

Debt	$43,565	$45,295

Adjusted for:
Unrestricted cash and cash equivalents	(1,379)	(1,209)
50% equity credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$41,061	$42,960

Equity	$18,323	$17,185

Adjusted for:
50% equity credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$19,448	$18,310

Adjusted debt/equity ratio	2.11 to 1	2.35 to 1

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the Full Year 2025

Adjusted net interest margin, annualized net spread, annualized net spread less depreciation and amortization and average cost of debt
Adjusted net interest margin is calculated as the difference between basic lease rents, excluding the impact of the amortization of lease premium/deficiency recognized under purchase accounting, and interest expense, excluding the impact of the mark-to-market of interest rate derivatives. Annualized net spread is adjusted net interest margin expressed as a percentage of average lease assets. Annualized net spread less depreciation and amortization is adjusted net interest margin less depreciation and amortization, expressed as a percentage of average lease assets.
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts, divided by average debt balance.

	Three months ended December 31,
	2025	2024
	(U.S. Dollars in millions)

Interest expense	$474	$505

Adjusted for:
Mark-to-market on interest rate derivatives	(1)	(4)
Debt issuance costs, upfront fees and other impacts	(25)	(27)
Interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts	$448	$474

Average debt balance	$44,213	$46,491

Average cost of debt	4.1%	4.1%

Lease assets
Lease assets include flight equipment held for operating leases, flight equipment held for sale, net investment in finance leases and maintenance rights assets.
Aviation assets
Aviation assets include aircraft, engines and helicopters.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the Full Year 2025

Conference Call
In connection with its report of fourth quarter 2025 results, management will host a conference call with members of the investment community today, Friday, February 6, 2026, at 8:30 am Eastern Time. The call can be accessed live via webcast by AerCap’s website at www.aercap.com under “Investors”, or by dialing (U.S./Canada) +1 646 769 9200 or (International) +353 1 553 8798 and referencing code 7681309 at least 5 minutes before start time.
The webcast replay will be archived in the “Investors” section of the company’s website for one year.
For further information, contact Norah Morgan: +353 1 810 2010 (InvestorRelations@aercap.com).

About AerCap
AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is headquartered in Dublin with offices in Shannon, Memphis, Singapore, Miami, London, Dubai, Shanghai, Amsterdam and other locations around the world.
Forward-Looking Statements
This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “will,” “aim,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including but not limited to the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; the impact of hostilities in the Middle East and Latin America, or any escalation thereof, on the aviation industry or our business; trade tensions, including actual or threatened U.S. tariffs and retaliatory measures by some countries, and the resulting geopolitical uncertainty; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes; and disruptions and security breaches affecting our information systems or the information systems of our third-party providers.
As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap’s annual report on Form 20-F and other filings with the United States Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information regarding AerCap and to be added to our email distribution list, please visit www.aercap.com.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the Full Year 2025

AerCap Holdings N.V.
Unaudited Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2025	December 31, 2024

Assets
Cash and cash equivalents	$1,379,180	$1,209,226
Restricted cash	100,564	192,356
Trade receivables	48,499	68,073
Flight equipment held for operating leases, net	57,796,320	58,575,672
Investment in finance leases, net	1,807,494	1,208,585
Flight equipment held for sale	1,104,310	466,173
Maintenance rights and lease premium, net	1,677,407	2,129,993
Prepayments on flight equipment	4,272,766	3,460,296
Other intangibles, net	117,789	139,666
Deferred tax assets	172,877	261,004
Associated companies	1,315,306	1,128,894
Other assets	1,879,278	2,602,038
Total Assets	$71,671,790	$71,441,976

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	$1,897,392	$1,774,827
Accrued maintenance liability	3,534,388	3,327,347
Lessee deposit liability	1,185,033	1,092,585
Debt	43,565,321	45,294,511
Deferred tax liabilities	3,166,165	2,767,874
Total Liabilities	53,348,299	54,257,144

Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of December 31, 2025 and 2024; 179,043,739 and 204,543,739 ordinary shares issued and 166,876,547 and 186,783,225 ordinary shares outstanding (including 4,135,620 and 5,072,382 shares of unvested restricted stock) as of December 31, 2025 and 2024, respectively	2,267	2,558
Additional paid-in capital	3,517,963	5,809,276
Treasury shares, at cost (12,167,192 and 17,760,514 ordinary shares as of December 31, 2025 and 2024, respectively)	(1,467,321)	(1,425,652)
Accumulated other comprehensive (loss) income	(50,210)	42,683
Accumulated retained earnings	16,320,581	12,755,758
Total AerCap Holdings N.V. shareholders’ equity	18,323,280	17,184,623
Non-controlling interest	211	209
Total Equity	18,323,491	17,184,832

Total Liabilities and Equity	$71,671,790	$71,441,976

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the Full Year 2025

AerCap Holdings N.V.
Unaudited Consolidated Income Statements
(U.S. Dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024

Revenues and other income
Lease revenue:
Basic lease rents	$1,687,817	$1,618,684	$6,679,477	$6,377,181
Maintenance rents and other receipts	224,944	105,944	689,993	626,816
Total lease revenue	1,912,761	1,724,628	7,369,470	7,003,997
Net gain on sale of assets	253,447	259,968	819,482	651,142
Other income	78,105	87,686	327,716	341,505
Total Revenues and other income	2,244,313	2,072,282	8,516,668	7,996,644

Expenses
Depreciation and amortization	653,022	657,146	2,647,168	2,580,037
Net recoveries related to Ukraine Conflict	(42,730)	(168,067)	(1,490,431)	(194,750)
Asset impairment	53,503	16,964	100,838	49,766
Interest expense	474,287	504,670	1,981,928	1,990,732
Loss on debt extinguishment	2,292	5,968	4,932	13,450
Leasing expenses	379,740	214,120	647,571	810,358
Selling, general and administrative expenses	133,115	122,984	545,933	488,916
Total Expenses	1,653,229	1,353,785	4,437,939	5,738,509

Gain on investments at fair value	38,945	1,670	13,283	5,238

Income before income taxes and income of investments accounted for under the equity method	630,029	720,167	4,092,012	2,263,373

Income tax expense	(77,661)	(92,507)	(555,246)	(323,704)
Equity in net earnings of investments accounted for under the equity method	80,438	43,559	213,848	158,956

Net income	$632,806	$671,219	$3,750,614	$2,098,625

Net (income) loss attributable to non-controlling interest	(10)	(1)	(2)	7

Net income attributable to AerCap Holdings N.V.	$632,796	$671,218	$3,750,612	$2,098,632

Basic earnings per share	$3.86	$3.66	$21.78	$11.06
Diluted earnings per share	$3.79	$3.56	$21.30	$10.79

Weighted average shares outstanding—basic	163,937,118	183,617,156	172,180,968	189,830,813
Weighted average shares outstanding—diluted	166,851,436	188,361,755	176,115,641	194,489,171

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the Full Year 2025

AerCap Holdings N.V.
Unaudited Consolidated Statements of Cash Flows
(U.S. Dollars in thousands)

	Year ended December 31,
	2025	2024

Net income	$3,750,614	$2,098,625
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,647,168	2,580,037
Net recoveries related to Ukraine Conflict	(1,490,431)	(194,750)
Asset impairment	100,838	49,766
Amortization of debt issuance costs, debt discount, debt premium and lease premium	174,387	223,649
Maintenance rights write-off	158,059	342,933
Maintenance liability release to income	(227,385)	(163,405)
Net gain on sale of assets	(819,482)	(651,142)
Deferred tax expense	501,497	250,504
Share-based compensation	166,239	111,140
Collections of finance leases	322,025	367,173
Gain on investments at fair value	(13,283)	(5,238)
Loss on debt extinguishment	4,932	13,450
Other	(225,785)	165,357
Changes in operating assets and liabilities:
Trade receivables	19,536	5,852
Other assets	340,175	241,143
Accounts payable, accrued expenses and other liabilities	(15,980)	1,549
Net cash provided by operating activities	5,393,124	5,436,643

Purchase of flight equipment	(3,653,925)	(5,062,507)
Proceeds from sale or disposal of assets	2,871,562	2,674,974
Prepayments on flight equipment	(2,420,373)	(1,553,851)
Cash proceeds from insurance claim settlements	1,488,519	172,000
Net proceeds from loans receivable	105,112	72,458
Other	(55,425)	(27,281)
Net cash used in investing activities	(1,664,530)	(3,724,207)

Issuance of debt	5,351,843	7,641,379
Repayment of debt	(7,082,721)	(8,799,950)
Debt issuance and extinguishment costs paid, net of debt premium received	(55,343)	(106,512)
Maintenance payments received	969,885	920,932
Maintenance payments returned	(248,634)	(248,017)
Security deposits received	447,415	344,816
Security deposits returned	(304,869)	(224,846)
Repurchase of shares and tax withholdings on share-based compensation	(2,538,200)	(1,520,320)
Dividends paid on ordinary shares	(192,437)	(139,991)
Net cash used in financing activities	(3,653,061)	(2,132,509)

Net increase (decrease) in cash, cash equivalents and restricted cash	75,533	(420,073)
Effect of exchange rate changes	2,629	(3,811)
Cash, cash equivalents and restricted cash at beginning of period	1,401,582	1,825,466
Cash, cash equivalents and restricted cash at end of period	$1,479,744	$1,401,582

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com